Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NANO-X IMAGING LTD

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on February 8, 2021.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

Important Notice Regarding the Availability of Proxy Materials for the Special General meeting of Shareholders are available at: https://www.nanox.vision

NANO-X IMAGING LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 9, 2021

The undersigned acknowledges receipt of the Notice of the Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting and hereby appoints Itzhak Maayan and Ilan Rotem, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all Ordinary Shares of the Company registered in the name which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the Meeting and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat in the manner set forth on the reverse side.

Israeli law requires the indication of whether you are a Controlling shareholder, a senior office holder or an Israeli Institutional Investor. In addition, all of the proposed items require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Please indicate (i) whether you have a Personal Interest for each proposal where necessary and (ii) whether you are a Controlling shareholder, a senior office holder, an Israeli Institutional Investor or none of the foregoing, by marking an X in one of the boxes shown, otherwise none of your votes will be counted.

For information regarding the definition of "Personal Interest", "Controlling" shareholder and "Israeli Institutional Investor", see the "Votes Required" section of the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

Please mark your votes like this **X**

1. Proposal to approve the Company's Compensation Policy required in accordance with the Israeli Companies Law 5759-1999 (the "Companies Law"). FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 1, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

2. Proposal to approve of the Company's Equity Compensation Plan required in accordance with regulations under the Companies Law. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 2, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

3. Proposal to approve additional cash compensation for directors who serve on committees of the Company's Board of Directors in accordance with the Company's Compensation Policy. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 3, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

4. Proposal to approve the appointment of Mr. Dan Suesskind as an "External Director" of the Company (as such term is defined in the Companies Law) and to approve his compensation. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 4, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

5. Proposal to approve the appointment of Mrs. Noga Kainan as an "External Director" of the Company (as such term is defined in the Companies Law) and to approve her compensation. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 5, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

6. Proposal to approve the amendment to the employment agreement of Mr. Ran Poliakine, the Chairman and Chief Executive Officer of the Company, regarding his cash bonus entitlement. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 6, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

7. Proposal to approve compensation to Dr. Floyd Katske for services provided to the Company that are not connected to his duties as director in accordance with the Company's Compensation Policy. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 7, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

8. Proposal to approve Mr. Erez Meltzer as a Designated Director pursuant to the Company's Compensation Policy and to approve his additional compensation in such capacity. FOR ☐ AGAINST ☐ ABSTAIN ☐

IMPORTANT: Please indicate whether or not you have a ***"Personal Interest"*** *in the above Proposal 8, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

I HAVE A PERSONAL INTEREST ☐ **YES** ☐ **NO**

With respect to all of the proposals, please also indicate with an X which of the following criteria is applicable to you, otherwise your votes will not be counted:

☐ Controlling shareholder

☐ Senior office holder

☐ Israeli Institutional Investor

☐ None of the foregoing

CONTROL NUMBER

Name__________ **Signature**__________ **Date**__________**, 2021.**

NOTE: Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the shares certificate has died, please submit evidence of your authority. If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer's office. If a partnership, please sign in the partnership name by an authorized person.